Harold K. Michael
Post Office Box 220
Old Fields, WV 26845

March 27, 2006

Summit Bank/Financial Group
Moorefield, WV

To Whom It May Concern:

The March 3, 2006, filing by Summit Financial Group, Inc. on Form 8-K with the Securities and Exchange Commission, addresses, among other things, my resignation letter dated February 10, 2006, and the Company's conjecture as to why I resigned from the Company's Boards. The purpose of my response is to address some of the statements contained in that filing.

The Company asserts that "I resigned either because (i) [I] disagreed with the Board's decision not to re-nominate [me], (ii) [I] disagreed with the Company and the Board's decisions relating to an investigation conducted by the Company's Audit Committee into certain matters brought to the Audit Committee's attention by [me] in August of 2005, or (iii) [I] disagreed with the Company and the Board's decisions regarding the purchase of insurance for the Company." I want to state the reason for my resignation with clarity and simplicity. I resigned because I believe the Board has failed to fulfill its fiduciary responsibilities to the Company's shareholders to undertake an independent and comprehensive audit on matters involving the Company.

I did not resign because the Board did not re-nominate me. This statement confuses cause and effect. I believe that I was not re-nominated because I requested an audit and this made certain Board members feel, in the words of Audit Committee chairman, Thomas J. Hawse, "uncomfortable" with me. The failure of the Board to undertake what I considered to be a comprehensive audit led to my resignation.

I did not resign because I disagreed with the Board concerning insurance matters. I retired as a Nationwide Insurance agent at the end of 2004, and therefore I had no personal interest in the Company's insurance business. I did disagree with the Bank's decision to enter the insurance field. I disagreed because I believe an ethical dilemma is created by the bank offering insurance to its customers. Envision the following scenario: a person applies for a loan. As the terms are being discussed and the client is awaiting the loan committee's decision, the loan officer "pitches" an insurance policy. I believe this applies unfair pressure on the customer who might conclude that favorable loan terms and/or approval might be affected by the purchase of the insurance. To me, this is unfair. The Board disagreed. This philosophical disagreement, however, did not provoke my resignation. Additional, the Company referenced the practice of "awarding insurance bids based on whether the bid is competitively priced, fair and in the best interest of the Company and its shareholders". I handled the Company's health insurance for fifteen years and have been on the Board for more than ten years, and while I do not believe bids are necessary, in neither capacity have I been aware of or witnessed this practice of requiring bids for the Company's insurance.

As for the Company's "investigation" of the matters that I brought to the attention of the Audit Committee, I believe the term "investigation," as used by the Company, requires clarification. First, the Company refers to the outside counsel who reviewed the information I submitted to the Audit Committee. The lawyer referenced in Summit's filing is the Company's retained outside counsel. The bank investigation was conducted by an attorney who was on retainer by the Company prior to the investigation, and to the best of my knowledge, remains on retainer by the Company today. Frankly, I believe this arrangement placed the attorney in a very difficult position and a truly independent person should have been appointed. Second, any audit must be independent from the influence and pressure derived from the entity it is auditing. My concern was, and is, that by allowing the Company's regular outside counsel to conduct this "investigation," there is at least the appearance that the necessary independence to properly investigate this matter was lacking.

Nonetheless, the Board did initiate its investigation. After two months, it issued a decision finding that based on the investigation there was no basis to undertake an external audit. The basis for this decision was that the Audit Committee did not believe that the expense and time involved in an external audit …"was justified because there was little likelihood an audit would result in reliable evidence fraud had occurred." Part of their benefit/cost analysis references a construction project in which the Company had already sold a building and recovered the full cost of the building. In other words, the Company got its money and the details just do not matter. It apparently did not consider other construction projects.

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Additionally, to justify the failure to conduct an external audit, the Company makes reference to the fact that I did not assert "any evidence that any employee, executive, officer or Board member of the Company or its subsidiaries, was involved in any wrongdoing or misconduct relating to these matters." I did not make such an accusation because I was unaware of any such facts to make such an accusation. I am disappointed that such an accusation is a prerequisite for this Board to justify an audit.

The Company's response to my resignation also suggest that my request to the Audit Committee was fueled by a dispute I had with the same contractor over a construction project that took place at my residence. I resolved this dispute months ago in a professional manner upon terms that were acceptable to both parties. However, due to my dealings with this contractor, I was made aware of certain facts which may have had some bearing on the work of this contractor for the bank and which I felt obligated as a director and audit committee member to provide to the Audit Committee. The individuals who gave me the information did so at a great personal risk and only on the condition of confidentiality. Thus, I did not betray their trust when I approached the Audit Committee. However, I did provide additional information and facts in conversations with Mr. Hawse beyond what I wrote in my letter…information that certainly would have been relevant in an audit.

Other inaccuracies contained in the Company's response to my resignation include a statement that I did not attend the November 2, 2005 audit committee meeting. To the contrary, I did attend the meetings on that date at both 10 am and 11 am. At

noon, I informed Mr. Hawse that I had another meeting with an individual from out of town, and therefore I had to leave. Upon receiving this news, Mr. Hawse advised me that the Audit Committee was going to discuss my letter before adjournment. I told him I had no idea it would be discussed on that date as more than two months had passed since I had submitted my letter.

I provided the information to the Audit Committee to uphold my fiduciary responsibility to the Company. For me, that responsibility required that I demand, and the Company perform, a truly comprehensive and independent audit of the situation. If such an audit had revealed no improprieties, then I would have breathed a sigh of relief.

In my opinion, there was not an adequate comprehensive and independent audit performed. This is my reason for resigning from the Board.

Respectfully submitted,



Harold K. Michael